UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACT Teleconferencing, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

000955104
(CUSIP Number)

April 16, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 4

CUSIP No. 000955104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PictureTel Corporation (I.R.S. Identification No. 04-2835972)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 452,821

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 375,898 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,821

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.95%

12.	Type of Reporting Person (See Instructions) CO

(1)                                  76,923 shares are held in escrow pursuant to an Escrow Agreement dated October 9, 2001, by and among PictureTel Corporation, ACT Teleconferencing, Inc., ACT Videoconferencing, Inc. and State Street Bank and Trust Company.

Schedule 13G	Page 3 of 4

Item 1.

(a)                      Name of Issuer: ACT Teleconferencing, Inc.

(b)                     Address of Issuer’s Principal Executive Offices: 1658 Cole Blvd., Suite 130, Golden, CO 80401

Item 2.

(a)                      Name of Person Filing: PictureTel Corporation

(b)                     Address of Principal Business Office: 100 Minutemen Road, Andover, MA 01810

(c)                      Citizenship: PictureTel Corporation is a Delaware corporation.

(d)                     Title and Class of Securities: Common Stock

(e)                  CUSIP Number: 000955104

Item 3.

                                                            Not applicable.

Item 4.                     Ownership

(a)                      Amount Beneficially Owned: See Row 9 on Page 2.

(b)                     Percent of Class: See Row 11 on Page 2.

(c)                      PictureTel Corporation has sole voting power for 452,821 shares and sole dispositive power for 375,898 shares.

Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

                Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not applicable.

Item 8.        Identification and Classification of Members of the Group

                Not applicable.

Item 9.        Notice of Dissolution of Group

                Not applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2002
Date

/s/ William R. Paape
Signature

William R. Paape/Vice President
Name/Title